UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)1

                              Sybron Chemicals Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    870903101
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                                 (Cusip Number)

                                 Daniel R. Tisch
                            c/o Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 23, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).


                               Page 1 of 12 Pages

                                  SCHEDULE 13D


CUSIP No.  870903101                              Page    2    of   12   Pages
           ---------                                   -------    ------



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1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                    (b)  [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
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        NUMBER OF             7    SOLE VOTING POWER

         SHARES                    297,400
                         -------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

        OWNED BY                   0
                         -------------------------------------------------------
          EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                  297,400
                         -------------------------------------------------------
         PERSON               10   SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     297,400
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%
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14   TYPE OF REPORTING PERSON*

     PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 12 Pages

Item 1.   Security and Issuer.

     This statement relates to shares (the "Shares") of the Common Stock, $.01 par value, of Sybron Chemicals Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at Birmingham Rd., P.O. Box 66, Birmingham, New Jersey 08011.


Item 2.   Identity and Background.

     This statement is filed on behalf of Mentor Partners, L.P., a Delaware limited partnership (the "Partnership") with respect to Shares of the Company
(a) owned by the Partnership and (b) owned by Mentor Offshore Fund Limited ("Offshore"), a Cayman Islands company. The general partner of the Partnership is WTG & Co., L.P., a Delaware limited partnership (the "General Partner") and the general partner of the General Partner is D. Tisch & Co., Inc., a Delaware corporation ("D. Tisch & Co."), all of the common stock of which is owned by Daniel R. Tisch (collectively with D. Tisch & Co. and the General Partner, the "Control Persons").

     The address of the principal offices and principal business of the Partnership and each of the Control Persons is 500 Park Avenue, New York, New York 10022.

     The Partnership's principal business is investment in securities, primarily in connection with "merger" (or "risk") arbitrage and, to a lesser extent, classic arbitrage, including


                               Page 3 of 12 Pages
convertible securities arbitrage. The principal business of the General Partner is serving as the general partner of the Partnership. The General Partner acts as the investment advisor to Offshore and votes shares held by Offshore. The sole business of D. Tisch & Co. is serving as the general partner of the General Partner, and other than such service, D. Tisch & Co. has no investment or operating history of any kind. Daniel R. Tisch's principal occupation is that of President and sole Director of D. Tisch & Co., and he is a United States citizen.

     Neither the Partnership nor, to its best knowledge, any of the Control Persons has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.   Source  and  Amount  of  Funds  or Other Consideration.

     The $8,671,171.37 used to purchase Shares of the Company for the Partnership came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All Shares of the Company acquired by the Partnership were


                               Page 4 of 12 Pages
purchased in the ordinary course of business.

     The $1,159,120.40 used to purchase Shares of the Company for Offshore was furnished from Offshore's investment capital, which at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Shares of the Company acquired for Offshore were purchased in the ordinary course of business.


Item  4.  Purpose of Transaction.

     The Partnership and Offshore acquired the Shares of the Company for investment purposes, and only in the ordinary course of business.

     In the ordinary course of business, the Partnership and/or Offshore from time to time evaluate their holdings of securities, and based on such evaluation, the Partnership and/or Offshore may determine to acquire or dispose of securities of specific issuers.

     Neither the Partnership nor, to its knowledge, any of the Control Persons or Offshore have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. As noted in its letter of January 30, 1998 to Citicorp, which is hereby incorporated herein as Exhibit B, the Partnership is bothered by the conduct of Citicorp and its employees in regard to their refusal to consider a superior


                               Page 5 of 12 Pages
proposal from GenCorp relating to the Shares of the Company.


Item  5.  Interest in Securities of the Issuer.

     (a) As of the date hereof, the Partnership owns beneficially an aggregate of 262,400 Shares of the Company (or approximately 4.6% of the Company's Common Stock outstanding on September 30, 1997) and the Partnership may be deemed to own beneficially an aggregate of an additional 35,000 Shares of the Company (or 0.6% of the Company common stock outstanding on September 30, 1997) owned by Offshore, in each case based on the number of 5,672,061 Shares of Company Common Stock then outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

     (b) The Partnership (through the Control Persons) has the sole power to vote, and dispose of, all the Shares beneficially owned by the Partnership. In addition, the General Partner is a party to investment management agreements pursuant to which the General Partner has investment responsibility with respect to the Company's Shares owned by Offshore. Pursuant to such agreements, Mr. Tisch has the power to dispose of (or to direct the disposition of) the Shares of the Company owned by Offshore.

     (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons or


                               Page 6 of 12 Pages

Offshore.

     (d) Neither the Partnership nor, to its best knowledge, any of the Control Persons or Offshore have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Partnership or Offshore.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     Except as referred or described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company.


Item 7.   Material to be Filed as Exhibits.

  Exhibit A -- Acquisitions of Shares by the Partnership and
               Offshore During the Past Sixty Days.

  Exhibit B -- Letter, dated January 30, 1998, from the
               Partnership to Citicorp.


                               Page 7 of 12 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 2, 1998
                                                  ----------------
                                                        (Date)


                                                  /s/  Daniel Tisch
                                                  -----------------
                                                     (Signature)


                                                  Daniel R. Tisch
                                                  Authorized Signatory
                                                  MENTOR PARTNERS, L.P.
                                                  ---------------------
                                                      (Name/Title)


                               Page 8 of 12 Pages

                                  EXHIBIT INDEX


Exhibit A --  Acquisitions of Shares by the Partnership and
              Offshore During the Past Sixty Days.

Exhibit B --  Letter, dated January 30, 1998, from the
              Partnership to Citicorp.


                               Page 9 of 12 Pages

                                    EXHIBIT A

                    Acquisitions of Shares by the Partnership
                     and Offshore During the Past Sixty Days
                     ---------------------------------------

                      Date of           Number        Aggregate      Price Per
Entity              Transaction       of Shares         Price          Share

Partnership      December 12, 1997      27,900        936,324.00       33.560

                 December 15, 1997       5,000        167,800.00       33.560

                 December 17, 1997         200          6,712.00       33.560

                 December 29, 1997       9,800        327,870.76       33.456

                 December 30, 1997       5,000        166,550.00       33.310

                  January 23, 1998      35,000      1,218,350.00       34.810

                  January 28, 1998       2,200         76,582.00       34.810

                  January 29, 1998         700         24,367.00       34.810

                  January 30, 1998       4,500        156,645.00       34.810



Offshore         December 12, 1997       6,100        204,716.00       33.560

                 December 15, 1997       3,900        130,884.00       33.560

                  January 23, 1998       5,000        174,050.00       34.810


================================================================================

All  Shares   acquired  by  the  Partnership  and  Offshore  were  purchased  in transactions on the American Stock Exchange.


                               Page 10 of 12 Pages

                                    EXHIBIT B


                              MENTOR PARTNERS, L.P.
                                 500 PARK AVENUE
                              NEW YORK, N.Y. 10022
                                 (212) 935-6655

                                                                January 30, 1998


Mr. John S. Reed
Citicorp
399 Park Avenue
New York, New York 10043

Re: Sybron Chemicals, Inc.
    ----------------------


Dear Mr. Reed,

     Recently 399 Venture Partners, Inc., a wholly owned subsidiary of Citibank, N.A., was a party to the proposed acquisition of Sybron Chemicals, Inc. (the "Company") by an investor group. Based on a recent 13-D, 399 Venture Partners owned 2,025,000 shares or approximately 35% of the Company. Paul C. Schorr, Vice President of Citicorp Venture Capital, Ltd. is a director of Sybron Chemical. The involvement of Citibank and the manner in which this proposed takeover was handled raises many concerns.

     Sybron Chemicals was brought public in an IPO in March of 1992 at $20 per share. Based on figures supplied in the Company's own proxy statement for the 1997 Annual Meeting the cumulative total return for an investment in Sybron from the IPO through December 31, 1996 was a loss of 20%. During the same period the return in the S&P 500 and the S&P Specialty Chemical Index were 83.5% and 40.7%, respectively. Clearly management has not delivered value.

     On October 20, 1997 Sybron Chemical announced that it had received a $32-$33 per share buyout offer from an investor group comprised of Citicorp Venture Capital and members of the Company's management. The group stated that it owned about 45% of the outstanding shares of Sybron Chemical.

     On December 12, 1997 the Company agreed to be acquired for $34.50 a share in cash. Additional consideration would be paid if the company were sold within 18 months after the merger.

     On January 7, 1998 Sybron Chemicals announced that it had rejected an unsolicited offer by GenCorp Inc. to acquire all of Sybron's stock for $38 a share in cash. The Company stated that it had rejected the offer as not viable because the investor group that controlled 45% of the stock of the Company had indicated that they intend to remain shareholders.

     Subsequently an amended 13-D was filed by the investor group indicating that with the addition of new members they now control in excess of 50% of Sybron


                               Page 11 of 12 Pages

Chemicals.

     The conduct of Citicorp in connection with the events in Sybron Chemicals over the past number of months raises a number of serious questions. Clearly Mr. Schorr has breached his fiduciary duty to all shareholders by refusing to consider the superior proposal from GenCorp. We believe that the responsibilities of the directors of Sybron Chemicals to seek the highest possible price for the Company are spelled out by the Revlon decision in the Delaware courts. Citicorp will profit at the public shareholders' expense if the Investor group buyout is permitted to succeed. We believe that financing for the inferior offer will be provided by Citicorp, generating both lucrative fees and a ready source of interest for Citibank.

     Congress in eliminating some of the barriers of Glass-Steagall did not intend for the American banks to use their new found powers to the detriment of the public. Federal banking regulators have repeatedly expressed concern that conflicts of interest occur when components of a banking organization play multiple roles in an investment transaction such as this. It was this concern that led to the adoption of the Glass-Steagall Act and continues to bolster those who do not wish to see it further watered down or rescinded. Advocates of a repeal of the Glass-Steagall restrictions have sought to assure Congress and the public that fears of conflicts of interest are unfounded. We doubt that in this day and age that either the Congress or the Federal Reserve Board would view favorably Citicorp's use of power and position to continue to short circuit the open, free markets that have been the cornerstone of our economic strength.

     We also note that the background to the proposed acquisition of DavCo Restaurants indicates that Citicorp Venture Capital might have abused their power and ownership position in this company in a similar manner to the detriment of the public shareholders.

     We strongly urge you and your advisors to reconsider the decisions made by the managers of Citicorp Venture Capital in the Sybron affair, and to do so quickly before it becomes impossible to further pursue the GenCorp proposal.


Very truly yours,

MENTOR PARTNERS, L.P.

By:  /s/ Daniel R. Tisch
     -------------------
     Daniel R. Tisch, Authorized Signatory


                               Page 12 of 12 Pages